February 17, 2016

Via EDGAR

Mr. Wesley Bricker

Deputy Chief Accountant

Accounting Group - Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 6628

Washington, D.C. 20549-6628

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-10593

Dear Mr. Bricker:

This letter is being provided to confirm the conclusions reached through our discussion with members of the Staff (“the Staff”) of the U.S. Securities and Exchange Commission during a conference call held on February 9, 2016. During the call, members of the Staff communicated their objection to certain conclusions we had previously reached with respect to the accounting treatment applied by the Company to its formation of joint ventures and sales of trademarks.

The Company has historically applied the equity method of accounting to the international joint ventures that have been the subject of our correspondence with the Staff. As detailed in Appendix I of this letter, those entities were summarized in Categories A – F based on the terms associated with each entity (installment payments, calls, puts, etc.). We understand, based on the facts articulated by the Company in our previous correspondence, that the Staff:

•	Does not object to equity method accounting for the entities in Categories A and B (i.e., these entities are not consolidated).[1]

•	Objects to the conclusion that the entities in Categories C, D, E and F are not variable interest entities (“VIEs”). Further,

•	The presence of installment payments constitutes a de facto agency relationship with our joint venture partners under 810-10-25-43(b).

•	These entities should be considered VIEs under 810-10-15-14(c); those in Categories D, E and F should be consolidated by the Company.

•	A “related party tie-breaker test” should be performed for Category C under 810-10-25-44.[2]

[1]	Similarly, we advise the Staff that until the acquisition of the remaining 50% ownership interests in 2015 and 2014, respectively, equity method accounting would continue to be applied to the Company’s Iconix China joint venture (which did not include installment payments, puts, calls, or guarantees) and Iconix Latin America joint venture (which included installment payments, but no puts, calls, or guarantees).
[2]	As a preliminary matter, the Company believes it will be considered most closely associated with the entities in Category C and should therefore consolidate them.

•	The full collection of the installment payments in future periods would require a reconsideration of these conclusions under Topic 810 for those entities that have been consolidated (categories C, D, E and F).

Separately, in our January 21, 2016 letter to you, the Company had proposed a method of estimating the fair value of certain intangible assets in connection with its sale of trademarks and formation of joint ventures that are not consolidated. We understand the Staff objects to that methodology.

The Company has identified an alternative method of estimating fair value that would reflect a market participant price that would be paid to acquire intangible assets, which the Company has developed using historical cash flow projections (except for the Korea transaction, where the Company used the acquisition cost of the applicable trademark, see below), and the value indicated based on the consideration received from a counterparty in the particular sale or joint venture formation transaction. As such, no significant value is anticipated to be derived from previously untapped territories, consistent with the notion that a market participant would likely not ascribe significant value to them under Topic 820.

The fair value estimates determined under this revised approach would be incorporated into a relative fair value calculation to allocate cost basis to a disposition of intangible assets to determine the net gain (or loss) to be recognized at the transaction date.

Two examples follow to illustrate the revised approach for estimating fair value and performing a relative fair value calculation:3

Sale of Umbro Korea Intellectual Property Rights in December 2013

in 000’s
Total fair market value of Umbro trademarks per valuation report at acquisition[4]	$220,500
Proceeds received from sale of Umbro Korea rights[5]	10,000

Total fair market value of Umbro trademarks including Korea	230,500
Umbro Korea fair value (purchase price) as a % of total fair market value including Korea	4.33%
Total carrying value of Umbro global trademarks on Company’s general ledger as of December 2013[6]	217,683

Carrying value allocated to Umbro Korea	9,444

Proceeds received from sale of Umbro Korea rights	10,000

Revised gain on sale of Umbro Korea[7]	$556

[3]	Amounts are subject to possible revision as the Company continues to work through the impact of consolidating certain historical joint ventures as mentioned above. The methodology in the Iconix India example will also be applied to Iconix Australia.
[4]	Since the sale was not long after the purchase of the global rights to the brand, and because there was no significant change in revenues from the projections used at the purchase date, the Company used the fair value per the valuation report at acquisition.
[5]	Not double counted in valuation report because a market participant had not identified cash flows related to Korea.
[6]	Amount differs from the $220.5 million above partially due to foreign currency translation.
[7]	Note that the original gain booked on the sale of Umbro Korea was $10 million as the brand had no licenses in the territory.

Formation of Iconix India JV

in 000’s
Total estimated fair market value of the contributed 19 trademarks	$1,959,894
Purchase price for 50% of Iconix India (multiplied by 2 to reflect 100% value)	12,000

Total fair market value including Iconix India	1,971,894
Iconix India fair value (purchase price) as a % of total fair market value including Iconix India[8]	0.64%
Total carrying value of the 19 global trademarks on Company’s general ledger as of March 2012	1,169,637
Carrying value allocated to Iconix India (100%)	7,481
Carrying value allocated to Iconix India (50%)	3,741
Proceeds received from sale of 50% interest in Iconix India	6,000

Revised gain on sale of Iconix India[9]	$2,259

Finally, we understand the Staff objects to our historic presentation of the gains recognized on the sale of trademarks as “other revenue” in our consolidated income statements. In our discussion of this point, the Staff noted Topic 360 provides guidance on the classification gains arising from the sale of long-lived assets. Specifically, 360-10-45-5 indicates that “…If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses”. As such, we will present our income statements as follows:

Licensing Revenue	90,000
Selling, General and Administrative Expenses	(50,000)
Gain on Sale of Trademarks	5,000
Equity Earnings from Joint ventures[10]	4,000

Operating Income	49,000
Other expenses (income)	3,000

Income before income taxes	46,000
Provision for income taxes	18,000

Net income	28,000

[8]	The percentage is calculated based on a weighted average of all of the relative fair market values of each of the brands.
[9]	Note that the original gain booked on the formation of Iconix India was $6 million as none of the brands had licenses in the territory.
[10]	During the call, the Staff did not object to the Company’s proposal of including equity earnings from joint ventures as a component of operating income

Based on the details outlined above, the Company will file a comprehensive 10-K for the year ended December 31, 2015 showing restated financial statements for the years ended December 31, 2013 and 2014 and selected financial data tables to effect the following changes in accounting:

•	Consolidate the financial statements of the entities in Categories C, D, E and F with the Company’s financial statements since the date of these transactions, and eliminate the previously reported gains on sale which were recorded at the time these joint venture transactions were consummated. The Company’s financial results will be impacted by reflecting the historic operating results of these entities as part of the Company’s consolidated operating results, with approximately 50% of the income from these entities being attributed to the non-controlling interest holders.

•	Recalculate the cost basis of the trademarks contributed with respect to the Iconix India, and Iconix Australia transactions (which amounts will continue to be recorded under the equity method of accounting), to determine the amount of the gain that should have been recorded at the time of the consummation of these transactions as set forth above. The gain will be reflected as a separate line item above the Operating Income line, and not as revenue, as previously reflected.

•	Recalculate the cost basis of the trademarks sold in the Umbro Korea transaction to determine what gain should have been recorded at the time of the sale of this trademark as set forth above. The gain will be reflected as a separate line item above the Operating Income line, and not as revenue, as previously reflected.

•	Reclassify the presentation of the gain on sale of trademarks as a separate line item above the Operating Income line, and not as revenue, as set forth above.

The Company will restate the related interim periods either by filing amended 10-Q reports on a standalone basis or by including the interim periods in the amended 10-K filing discussed above.

We acknowledge that the Staff has not provided specific guidance to the Company with regards to filing amendments to its previously filed periodic reports and accordingly, the Company is taking full responsibility for its decisions in that regard.

*****

We are providing this letter for the avoidance of confusion in our future financial statements, the impending filing of our Form 8-K and the ultimate restatement of certain historical financial statements, as mentioned above. The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned via telephone at (212) 819-2069 with any questions or comments regarding this letter.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

cc:	Myra Moosariparambil

John Archfield

Brian Snyderman

BDO USA, LLP; Attn: Lawrence Shapiro

BDO USA, LLP National Office

APPENDIX I

Consistent with our July 13, 2015 letter to you, the Company’s joint ventures were organized below in to distinct categories to facilitate the analysis as to whether the entities in each category are variable interest entities (“VIEs”), and if so, whether or not the Company is required to consolidate them. Those categories are as follows:

Key Terms
Category	Applicable Joint Venture	Installment Payments	Call (^ indicates 5% or less only)	Put (* indicates floor)	Guarantee	Management Fees for the Company/its Partner

A	Iconix Australia	no	yes	yes	no	no
B	Iconix India	yes	no	no	no	no
C	Ico Brands, Iconix Israel	yes	yes^	no	no	no
D	Iconix SE Asia (October 2013), Iconix MENA	yes	yes	yes* (floor as to Iconix MENA only)	no	5%/15%
E	Ico Canada	yes	yes^	no	yes	no
F	Iconix SE Asia (June 2014 and September 2014)	yes	yes	yes*	yes	5%/15%